SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 25, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes  ☐       No  ☒

Announcement of LM Ericsson Telephone Company, dated November 25, 2009 regarding “Ericsson to acquire Nortel’s North American GSM business.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: November 25, 2009

PRESS RELEASE	November 25, 2009

Ericsson to acquire Nortel’s North American GSM business

Ericsson (NASDAQ:ERIC) was today selected as successful bidder to acquire certain assets of the Carrier Networks division of Nortel relating to Nortel’s GSM business in the US and Canada. The purchase is structured as an asset sale at a cash purchase price of USD 70 million on a cash and debt free basis, subject to adjustments. This announcement follows the completion of the auction process initiated by Nortel, and the transaction is subject to approval by courts in the US and Canada and customary regulatory approvals and other conditions.

Ericsson’s bid for Nortel’s GSM assets was made together with Kapsch CarrierCom AG of Austria. Under the agreements, Ericsson is acquiring certain assets of Nortel’s GSM business in North America while Kapsch is paying USD 33 million to acquire most of the remaining assets outside North America.

Ericsson acquires an installed GSM base, which expands its North American footprint. The acquisition further strengthens Ericsson’s ability to serve North America’s leading wireless operators, which now benefit from the strength of the combined resources in an experienced and financially strong company.

“Along with our recent acquisition of Nortel’s CDMA and LTE assets, the transaction emphasizes Ericsson’s commitment to the North American market and strengthens our position as a leading provider of telecommunications technology and services in the United States and Canada” said Hans Vestberg, incoming President and CEO of Ericsson. “Our Ericsson family will be once again enriched by the addition of the valuable Nortel employees.”

The agreement includes the transfer of important GSM business with North American operators such as AT&T and T-Mobile. Under the agreement Ericsson will offer employment to approximately 350 employees from Nortel. Nortel’s North American GSM operations generated approximately USD 400 million in 2008.

Ericsson’s North American business generated SEK 17.9 bn (USD 2.7 b) of sales in 2008, mainly from GSM and WCDMA equipment and associated services. Together with the recently announced acquisition of CDMA and LTE assets as well as the Sprint services agreement, the acquisition makes North America the largest geographical segment within Ericsson and encompasses some 14,500 employees, up from 5,000 at the beginning of 2009.

The acquired operations will contribute top- and bottom-line additions to Ericsson. The transaction is expected to have a positive effect on Ericsson’s earnings within a year after closing.

Consummation of the transaction is subject to approval by the United States and Canadian Bankruptcy Courts and the satisfaction of regulatory and other conditions.

SEB Enskilda is acting as Ericsson’s sole financial advisor in the transaction.

Notes to editors:

Picture of Hans Vestberg: http://www.ericsson.com/ericsson/press/photos/management.shtml

Previously announced information on Ericsson’s acquisitions of Nortel assets:

http://www.ericsson.com/ericsson/press/releases/20090725-1330882.shtml

http://www.ericsson.com/ericsson/press/releases/20091113-1354893.shtml

http://www.youtube.com/ericssonpress#p/u/7/D3yDHV9O_5o

Ericsson’s multimedia content is available at the broadcast room:

www.ericsson.com/broadcast_room

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 1 billion subscribers and has a leading position in managed services. The company’s portfolio comprises of mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST- Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision “to be the prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 75,000 employees generated revenue of SEK 209 billion (USD 32.2 billion) in 2008. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York.

www.ericsson.com

www.twitter.com/ericssonpress

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations
Phone:	+46 10 719 69 92
E-mail:	media.relations@ericsson.com

Investors
Ericsson Investor Relations
Phone:	+46 10 719 00 00
E-mail:	investor.relations@ericsson.com

Ericsson Media Relations North America
Kathy Egan
Phone:	+1 212-843-8422
E-mail:	media.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication at on November 25, 2009 at 07.40 CET.